SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )
HARRIS CORPORATION
(Name of Subject Company (Issuer))
HARRIS CORPORATION
(Name of Filing Person (Issuer))
3.5% Convertible Debentures due 2022
(Title of Class of Securities)
413 875 AH 8
(CUSIP Number of Class of Securities)
Scott T. Mikuen, Esq.
Vice President, Associate General Counsel
and Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with copy to:
Robert J. Grammig, Esq.
Ivan A. Colao, Esq.
Holland & Knight LLP
100 North Tampa Street, Suite 4100
Tampa, Florida 33602
(813) 227-8500
CALCULATION OF FILING FEE

Transaction Valuation*: $149,056,000	Amount of Filing Fee**: $4,577

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Convertible Debentures due 2022 (the “Debentures”), as described herein, is $1,000 per $1,000 principal amount plus accrued and unpaid interest, if any, to, but not including, August 15, 2007 with respect to the Debentures. As of July 16, 2007, there was $149,056,000 in aggregate principal amount of Debentures outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Harris Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase, at the option of the holder thereof (the “Holder”), all outstanding 3.5% Convertible Debentures due 2022 issued by the Company on August 26, 2002 (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Debentures, the Company Notice, dated July 19, 2007, and filed as Exhibit (a)(1)(A) to this Schedule TO-I (the “Company Notice”), and the related offer materials filed as Exhibit (a)(1)(B) to this Schedule TO-I (the Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Debentures were issued pursuant to an Indenture, dated as of August 26, 2002 (the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”).
     The Put Option will expire at 12:00 midnight, New York City time, on Wednesday, August 15, 2007. To surrender the Debentures pursuant to the Purchase Notice filed as Exhibit (a)(1)(B) to this Schedule TO-I (the “Purchase Notice”) certificates representing the Debentures, together with a properly completed and duly executed copy of the Purchase Notice, and any other documents required by the Purchase Notice must be received by The Bank of New York, as paying agent (the “Paying Agent”), by 12:00 midnight, New York City time, on Wednesday, August 15, 2007 (the “Purchase Date”) and not withdrawn prior to 12:00 midnight, New York City time, on the Purchase Date. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option, including all attachments thereto, is incorporated by reference into this Schedule TO-I.
Items 1 through 9.
     The Company is the issuer of the Debentures. To comply with its obligations under the Debentures and the Indenture, the Company is offering to purchase all of the Debentures validly surrendered for purchase by the Holders, at their option, and not validly withdrawn, on August 15, 2007 at 100% of the principal amount of the Debentures plus accrued and unpaid interest, if any, to, but not including, the Purchase Date. The Company will purchase all Debentures tendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Debentures, the Company Notice and the related offer materials filed as Exhibit (a)(1)(B). The Debentures are convertible into shares of common stock, $1.00 par value per share, of the Company upon satisfaction of certain conditions and terms set forth in the Indenture.
     The Company’s principal executive offices are located at 1025 West NASA Boulevard, Melbourne, Florida 32919, and its telephone number is (321) 727-9100.
Item 10. Financial Statements.
     (a) The Company believes that its consolidated financial condition is not material to a holder’s decision whether to put the Debentures to the Company because (i) the consideration being paid to holders surrendering Debentures consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Debentures and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not applicable.
     (b) On July 12, 2007, the Company notified the Trustee, that the Company will redeem all of the outstanding Debentures in accordance with Paragraph 5 of the Debentures and Section 3.1 of the Indenture. The Debentures will be redeemed for cash on August 20, 2007 (the “Redemption Date”), at a redemption price of 100% of the principal amount of the Debentures (the “Redemption Price”), plus accrued and unpaid interest to, but not including, the Redemption Date. In accordance with the terms of the Indenture, the Company has requested that the Trustee issue a notice of redemption, in the name of the Company, to the holders of the Debentures on or before July 18, 2007.
     Pursuant to Paragraph 8(c) of the Debentures, holders of the Debentures may convert any Debentures which have been called for redemption pursuant to Paragraph 5 of the Debentures until the close of business on the business day immediately preceding the specified redemption date. Consequently, on or before the close of business on August 17, 2007 (the business day immediately preceding the Redemption Date), the holders of the Debentures may elect to convert their Debentures into common stock of the Company at a conversion rate of 44.2404 shares of common stock for each $1,000 principal amount of Debentures, subject to the terms and conditions set forth in the Indenture and the Debentures. The conversion rate of 44.2404 shares of common stock for each $1,000 principal amount of Debentures is equivalent to a conversion price of $22.6038 per share. On July 16, 2007, the last reported sale price of a share of the Company’s common stock on the New York Stock Exchange was $57.07. Debentures that are not converted on or before the close of business on August 17, 2007, will automatically be redeemed on the Redemption Date and will no longer be convertible.
     Any Debentures as to which a Holder has delivered a Purchase Notice exercising the Put Option may only be converted if the applicable Purchase Notice has been validly withdrawn, in accordance with the procedures described in Section 4 of the Company Notice, prior to the earlier of (1) the Holder surrendering the Debentures for conversion or (2) 12:00 midnight, New York City time, on the Purchase Date. Any Debentures which are not surrendered for purchase pursuant to the Put Option will continue to be convertible until the close of business on August 17, 2007 and subject to redemption on the Redemption Date, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.
Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of 3.5% Convertible Debentures due 2022, dated July 19, 2007.

(a)(1)(B)	Form of Purchase Notice.

(b)	Not applicable.

(d)(1)	Indenture, dated as of August 26, 2002, between the Company and The Bank of New York, incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2002.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS CORPORATION
/s/ Gary L. McArthur
Name:	Gary L. McArthur
Title:	Vice President and Chief Financial Officer

Dated: July 19, 2007

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 3.5% Convertible Debentures due 2022, dated July 19, 2007.

(a)(1)(B)	Form of Purchase Notice.

(d)	Indenture, dated as of August 26, 2002, between the Company and The Bank of New York, as trustee, incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2002.